Terms of New or Amended Securities
Y
On February 2, 2007, Articles Supplementary of the Registrant were filed with the Secretary of State of the State of Maryland.
Pursuant to the Articles Supplementary, the Registrant classified one series of stock comprised of one billion shares of the authorized but unissued shares of the Fund as the "Asia Bond Portfolio." The Registrant commenced offering the shares of this portfolio on May 1, 2007. The shares of the Asia Bond Portfolio shall have the preferences, conversion and other rights, voting powers, restrictions as to dividends, qualifications, and terms and conditions of redemption as set forth in Article V, Section 4 of the Articles and shall be subject to all provisions of the Articles relating to shares generally. All shareholders of the Asia Bond Portfolio, upon liquidation, will participate ratably in the Asia Bond Portfolio's net assets. Shares do not have cumulative voting rights, which means that holders of more than 50% of the Fund's shares voting for the election of Directors can elect all Directors. Shares are transferable but have no preemptive, conversion or subscription rights.